[redacted]

07028373

Reliance
Industries Limited

SEC Mail Received
NOV 2? 2007
Wash. D.C. 161

November 21, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	November 21, 2007	Media Release issued by the Company titled "Reliance Industries Limited Expands its International Footprint - Signs Production Sharing Agreement for Two Blocks in Yemen" .

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED
DEC 04 2007
THOMSON FINANCIAL

S. Sudhakar
Vice President
Corporate Secretarial

dw 11/30

Encl: a/a

Reliance
Industries Limited

November 21, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Reliance Industries Limited Expands its International Footprint – Signs Production Sharing Agreements for Two Blocks in Yemen" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L - 2011
Luxembourg

Encl: a/a

Media Release

Reliance
Industries Limited

Reliance Industries Limited Expands its International Footprint

Signs Production Sharing Agreements for Two Blocks in Yemen

Mumbai November 20, 2007: Reliance Industries Limited (RIL) is pleased to announce that its wholly owned subsidiary Reliance Exploration and Production (REP) DMCC has signed the Production sharing Agreement (PSA) for two Exploration Blocks in Yemen today.

The exploration block numbered 34 & 37 are located in Jeza basin of eastern Yemen. The work program consists of conducting seismic survey & drilling of exploratory wells based on comprehensive geological and geophysical studies. In both the blocks Hood Energy partners RIL with 30% participating interest.

RIL is already present in Yemen since 2001 when it was allocated block no 9, where substantial reserves of hydrocarbon has already been established and one of the discovery has been put on early production. In this block exploration is also continuing with a number of identified hydrocarbon prospects. RIL and Hood Energy hold 25% each in this block and Calvalley Petroleum Inc. with 50% are the partners in this Joint Venture.

Recently RIL Reliance had also signed a production sharing contract in Oman.

The agreement was signed by the Deputy Oil Minister on behalf of President of Republic of Yemen and Shri. Atul Chandra, senior representative from RIL. The Minister of Oil & Mineral Resources, Republic Yemen H. E. Khalid Mohammad Bahah graced the occasion.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts: Tushar Pania (Mumbai)
022 -2278 5905
+91 98200 88536
tushar.pania@ril.com

Shalini Kumar (Delhi)
011-2346 3634
+91 98715 22440
shalini.kumar@ril.com

END